SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of March, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.

(Registrant)

Date:	March 20, 2006

By: /s/ Andrew Boulanger

Name: Andrew Boulanger

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated March 17, 2006 (update to Press Release dated March 6, 2006)

99.2	Press Release dated March 15, 2006

Exhibit 99.1

Bennett Update

Oakville, Ontario, March 17, 2006 – Bennett Environmental (“BEI”) announces an update to its press release of March 6, 2006 in which BEI announced that it is restating its annual consolidated financial statements and related interim financial statements for the fiscal years ending December 31, 2003 and December 31, 2004. BEI is continuing to work closely with its auditor and has a goal to have the restated financial statements for those periods, along with the 2005 consolidated fourth quarter and annual financial statements, finalized by March 31, 2006 or as soon as is practical thereafter.

Pending the filing of its financial statements and MD&A, BEI intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission (“OSC”) Policy 57-603 and Canadian Securities Administrators (“CSA”) Staff Notice 57-301, which includes providing bi-weekly updates of its business. BEI will request from the Canadian securities regulators that a management cease trade order related to BEI’s securities be imposed against all persons who are directors, officers or insiders of BEI or who have been directors, officers or insiders of BEI during the period that the financial statements are being restated (2003, 2004), which cease trade order would generally not affect the ability of persons who have not been directors, officers or insiders of BEI to trade in BEI’s securities.

The current officers and directors of BEI have been under a self-imposed cease trade order since January 1 of this year.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Michael McSweeney, Vice President Government Relations, at the Oakville office at (905) 339-1540.

Exhibit 99.2

Bennett Belledune to Undergo Compliance Test

Oakville, Ontario, March 15, 2006, for immediate release—Bennett Environmental (“BEI”) announces today that the Company’s facility in Belledune, New Brunswick, will undergo its compliance test in April, 2006. This compliance test is a requirement of the Government of New Brunswick (Air Quality Regulation 97-133 filed under Clean Air Act) and is one of the final tasks the Company must undertake under its current Certificate of Approval to Construct.

Bennett Belledune has sufficient quantities of contaminated soil to undertake this compliance test. The Company has also received permission from the Government of New Brunswick to add an appropriate amount of a mid coal tar distillate to the soil during the compliance test. By adding this mid coal tar distillate, the soil will be sufficiently contaminated to demonstrate the ability of the plant to treat the full range of contaminants that the Company’s draft operating permit allows. Bennett Belledune is a state-of-the-art facility that uses the Best Demonstrated Available Technology and the Company wants to fully demonstrate the facilities abilities during this compliance test.

The two week compliance test will be performed by a third party environmental consulting company and the Government of New Brunswick will have ample opportunity to witness the test as well as the plant activities. The results gathered during this compliance test will be analyzed and provided to the government for their review. The Company expects this whole process to take approximately 100 days.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO, 905 339 1540 ext 202 or Michael McSweeney, VP Government Relations and Environmental Affairs, (905) 339 1540 ext 209.